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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.  1)

JOY GLOBAL INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

481165108

(CUSIP Number)

December  31,  2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 481165108
SCHEDULE 13G
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,092,649

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 4,092,649

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,092,649

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.33%

12.	Type of Reporting Person (See Instructions) IA;OO

Item 1.
	(a)	Name of Issuer JOY GLOBAL INC.
	(b)	Address of Issuer’s Principal Executive Offices 100 East Wisconsin Ave., Suite 2780 Milwaukee, WI 53201-0554
Item 2.
	(a)	Name of Person Filing Oaktree Capital Management, LLC
	(b)	Address of Principal Business Office or, if none, Residence 333 South Grand Ave., 28th Floor Los Angeles, California 90071
	(c)	Citizenship California
	(d)	Title of Class of Securities Common Stock, par value $1.00 per share
	(e)	CUSIP Number 481165108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership*
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 4,092,649
(b) Percent of class: 8.33
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 4,092,649
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 4,092,649
(iv) Shared power to dispose or to direct the disposition of: -0-

*Oaktree Capital Management, LLC, a California limited liability company (“Oaktree”), is filing this Amendment No.1 to Schedule 13G in its capacities (i) as the general partner of OCM Opportunities Fund II, L.P., a Delaware limited partnership (the “Partnership”), and (ii) as the investment manager of a third party managed account (the “Oaktree Account”). The Partnership is the direct beneficial owner of 4,077,043 shares of the Issuer’s Common Stock and the Oaktree Account is the direct beneficial owner of 15,606 shares of the Issuer’s Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

All securities reported on this Amendment No.1 to Schedule 13G are directly held either by the Partnership or the Oaktree Account.  The Partnership holds, and has the right to receive dividends and the proceeds from the sale of, more than 5% of the outstanding shares of the Issuer’s Common Stock.  The Oaktree Account does NOT beneficially own more than 5% of the outstanding shares of the Issuer’s Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 7th day of January 2004.

OAKTREE CAPITAL MANAGEMENT, LLC

/s/ Bruce A. Karsh
By:	Bruce A. Karsh
Title:	President

/s/ Lisa Arakaki
By:	Lisa Arakaki
Title:	Vice President, Legal